BB 3/1/06 S.S

[redacted]

06005051

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBC INVESTMENTS Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 NW 63rd St
(No. and Street)

Oklahoma City, OK 73116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TRACY ATWOOD 405-841-2907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lisle Compton
(Name – *if individual, state last, first, middle name*)

2601 NW Expressway, Suite 200 W Oklahoma City, OK 73112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/06

OATH OR AFFIRMATION

I, Tracy Atwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBC Investments, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN SHARP NOTARY PUBLIC #04006115 EXP. 06/07/08 IN AND FOR STATE OF OKLAHOMA

Signature

Sr. V.P.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBC Investments Corporation
(Formerly Local Securities Corporation)

Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

IBC Investments Corporation
(Formerly Local Securities Corporation)

Table of Contents

Lisle Compton
Certified Public Accountants & Business Advisors

Independent Auditors' Report

The Board of Directors and Stockholder
IBC Investments Corporation

We have audited the accompanying statements of financial condition of IBC Investments Corporation (the Company) (a wholly owned subsidiary of IBC Bank) as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended, that you are filing pursuant of Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Lisle Compton Cole & Almen LLP

January 31, 2006

Lisle Compton Cole & Almen LLP
2601 NW Expressway | Suite 200 W | Oklahoma City OK 73112 | Tel 405.842.7977 | Fax 405.842.7984 | www.okccpa.com

IBC Investments Corporation
(Formerly Local Securities Corporation)
Statements of Financial Condition
December 31, 2005 and 2004

		2005	2004
Assets:			
Cash and cash equivalents	$	2,745,756	2,099,763
Variable annuity		547,036	531,146
Commissions receivable		30,337	100,099
Investment in limited partnership		—	128,908
Investment in limited liability company		—	58,740
Investment in joint venture		—	10,940
Deposits with clearing organization		100,000	100,000
Equipment, net		62,877	85,070
Other assets		8,670	3,976
Total assets	$	3,494,676	3,118,642
Liabilities:			
Accrued expenses		192,611	61,693
Commissions payable		27,333	35,180
Payable to affiliates		19,391	4,378
Total liabilities		239,335	101,251
Stockholder's equity:			
Common stock, par value $1 per share; 1,300,000 shares authorized; 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in-capital		2,584,228	2,773,136
Retained earnings		670,113	243,255
Total stockholder's equity		3,255,341	3,017,391
Commitments and contingent liabilities			
Total liabilities and stockholder's equity	$	3,494,676	3,118,642

The accompanying notes are an integral part of these financial statements.

IBC Investments Corporation
(Formerly Local Securities Corporation)
Statements of Operations
Years Ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Commissions	$	2,970,018	3,467,867
Interest		34,441	58,156
Other		23,911	29,072
Trading gains		—	11,028
		3,028,370	3,566,123
Expenses:			
Employee compensation and benefits		1,990,796	2,214,747
Professional and regulatory		116,712	33,679
Other operating		110,246	122,825
Information systems		75,093	121,285
Occupancy		43,280	59,337
Advertising and promotion		26,087	103,026
Insurance		7,793	4,248
Trading losses		—	21,260
Loss on sale of assets		—	18,899
		2,370,007	2,699,306
Income before income taxes		658,363	866,817
Income tax provision		231,505	303,386
Net income	$	426,858	563,431

The accompanying notes are an integral part of these financial statements.

IBC Investments Corporation
(Formerly Local Securities Corporation)
Statements of Stockholder's Equity
Years Ended December 31, 2005 and 2004

		Common stock	Additional paid in capital	Retained earnings	Total equity
Balance, December 31, 2003	$	1,000	413,288	2,039,672	2,453,960
Net income from January 1 through June 18, 2004		—	—	320,176	320,176
Acquisition of Local Securities Corporation		—	2,359,848	(2,359,848)	—
Net income from June 19 through December 31, 2004		—	—	243,255	243,255
Balance, December 31, 2004		1,000	2,773,136	243,255	3,017,391
Dividend-in-kind		—	(188,908)	—	(188,908)
Net income		—	—	426,858	426,858
Balance, December 31, 2005	$	1,000	2,584,228	670,113	3,255,341

The accompanying notes are an integral part of these financial statements.

IBC Investments Corporation
(Formerly Local Securities Corporation)
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	426,858	563,431
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		24,966	25,835
Gain on sale of joint venture		(3,654)	—
Equity in operation of joint venture		—	(6,460)
Trading losses		—	21,260
Trading gains		—	(58,156)
Loss on disposal of assets		—	18,899
Changes in:			
Commissions receivable		69,762	23,153
Other assets		(5,954)	(404)
Accounts payable		—	(11,366)
Accrued expenses		130,918	(52,228)
Commissions payable		(7,847)	(39,810)
Payable to affiliates		15,013	(1,660)
Net cash provided by operating activities		650,062	482,494
Cash flows from investing activities:			
Increase in cash surrender value of annuity		(15,890)	(15,486)
Purchase of equipment		(2,773)	(55,805)
Proceeds from the sale of joint venture		14,594	—
Proceeds from sales of securities owned		—	64,813
Proceeds from the sale of fixed assets		—	46,139
Net cash provided by (used in) investing activities		(4,069)	39,661
Net increase in cash and cash equivalents		645,993	522,155
Cash and cash equivalents, beginning of year		2,099,763	1,577,608
Cash and cash equivalents, end of year	$	2,745,756	2,099,763
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	216,492	304,700
Noncash investing and financing activity:			
Dividend-in-kind through transfer of investment in limited liability company and investment in limited partnership to International Bancshares Corporation	$	188,908	—

The accompanying notes are an integral part of these financial statements.

1 Business

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co., (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions.

On June 18, 2004, Local Financial Corporation, the parent company of Local Securities Corporation (Local Securities), was acquired by IBC. As part of the acquisition, IBC Bank acquired 100% of the outstanding common stock of Local Securities and continued the operations of the Company under the name IBC Investments Corporation. The accompanying statement of operations includes the results of operations of Local Securities and the Company for the year ended December 31, 2004. The aggregate purchase price, which approximated fair value, was $2.8 million.

2 Summary of Significant Accounting Policies

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2005 and 2004, cash and cash equivalents include $2,481,818 and $1,950,631, respectively, invested in money market accounts. All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

Variable Annuity

The investment in variable annuity guarantees a rate of 3% with all funds placed in a fixed account and may be surrendered at any time, with full principal being guaranteed by New York Life Insurance Company and Annuity Corporation.

Investment in Limited Partnership

The Company's cost basis in the investment in limited partnership was $230,418 at December 31, 2004. During 2005, the Company transferred the investment in limited partnership to IBC at the investment's fair value of $128,908. The transfer was recorded as a dividend-in-kind. Prior to the dividend-in-kind, the investment in limited partnership was carried at fair value as determined annually by the general partners under the supervision of the partnership's advisory board. Unrealized gains or losses were recorded in the statements of operations as trading gains or losses. The Company owned an 18.4% limited partner interest in the limited partnership at December 31, 2004. The Company was not the primary beneficiary. A general partner in the limited partnership was elected to the board of directors of Local Financial Corporation in September 2001. The general partner's membership on the board of directors ended at the time of the acquisition by IBC.

2 Summary of Significant Accounting Policies (continued)

Investment in Limited Liability Company

The Company's cost basis in the investment in limited liability company was $80,000 at December 31, 2004. During 2005, the Company transferred the investment in limited liability company to IBC at the investment's fair value of $58,740. The transfer was recorded as a dividend-in-kind. Prior to the dividend-in-kind, the investment in limited liability company was carried at fair value as determined annually by the members of the limited liability company. Unrealized gains or losses are recorded in the statements of operations as trading gains or losses. The Company owned a 4% interest in the limited liability company at December 31, 2004. The Company was not the primary beneficiary.

Investment in Joint Venture

During 2003, the Company invested $35,000 in a 50% interest in a joint venture operating as American Horizon Insurance Agency. The Company accounts for the investment using the equity method of accounting. Under the equity method of accounting, the Company's share of net income (loss) of the joint venture is included in other revenue in the accompanying statements of operations.

During 2005, the owners of the joint venture mutually agreed to dissolve the joint venture. Upon dissolution, the Company received proceeds of approximately $15,000.

Equipment

Equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation of equipment was $34,359 and $9,393 at December 31, 2005 and 2004, respectively.

Commissions and Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis. Commission revenue on annuities and life insurance is recorded when the policies are written and are therefore earned.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Reclassifications

Reclassifications have been made to certain amounts reported in 2004 to conform to the 2005 presentation.

3 Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2005 and 2004.

4 Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6 ⅔% of aggregate indebtedness or $50,000. At December 31, 2005, the aggregate indebtedness ratio was 2.51 to 1 on computed regulatory net capital of $95,312.

5 Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

6 Income Taxes

The Company's income tax provision for the years ended December 31, 2005 and 2004, consists primarily of federal taxes and is comprised of the following:

	2005	2004
Current income tax expense	$ 197,694	$ 295,401
Deferred income tax expense	33,811	7,985
	$ 231,505	$ 303,386

As a result of the tax allocation agreement, the Company owed IBC approximately $19,400 and $4,400 at December 31, 2005 and 2004. Such amounts are included in payable to affiliates in the accompanying statements of financial condition.

Deferred income taxes are the result of using different accounting methods for financial reporting than used for income tax purposes. The expected income tax provision that would result from applying statutory tax rates to income before income taxes differs from current expense because (1) temporary differences created by using different accounting methods for financial reporting than used for income tax purposes and (2) permanent differences for expenses which are not deductible for income tax purposes.

The Company's deferred tax asset, primarily tax depreciation in excess of book depreciation, approximated $3,000 and $37,000 at December 31, 2005 and 2004, respectively, and is recorded by IBC and not included in the Company's statements of financial condition.

7 Related Party Transactions

The Company maintains certain accounts, which are included in cash and cash equivalents on the statements of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

During 2005, the Company compensated IBC approximately $266,000 for referrals received from its employees and for administrative support expenses incurred by IBC on behalf of the Company. No such amounts were paid during 2004.

8 Concentrations of Credit Risk

During the ordinary course of business, the Company maintains cash and cash equivalents in IBC Bank in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation. Management believes the risk of loss associated with these deposits is minimal.

During 2005, the Company had two significant vendors, who each accounted for 25% of the Company's commission revenues. During 2004, the Company had two significant vendors, who accounted for 36% and 19% of the Company's commission revenues. The industry in which the Company operates includes many vendors offering similar products. The Company has continuing relationships with many vendors and management believes the operational and credit risks to be low.

9 Commitments and Contingent Liabilities

In 1999, the Company entered into a subscription agreement to purchase an interest in a limited partnership. The subscription commitment under the agreement totaled $300,000. The Company had approximately $37,000 outstanding under the commitment at December 31, 2004. The rights and obligations under the subscription agreement were transferred to IBC as part of the dividend-in-kind described in Note 2.

In 2001, the Company entered into a subscription agreement to purchase an interest in a limited liability company. The subscription commitment under the agreement totaled $100,000. The Company had approximately $20,000 outstanding under the commitment at December 31, 2004. The rights and obligations under the subscription agreement were transferred to IBC as part of the dividend-in-kind described in Note 2.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Supplemental Schedule

IBC Investments Corporation
(Formerly Local Securities Corporation)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005

Net capital:			
Total stockholder's equity		$	3,255,341
Total stockholder's equity qualified for net capital		$	3,255,341
Total capital and allowable subordinated borrowings			3,255,341
Deductions:			
Nonallowable assets	3,156,029		
Deduction for fidelity bond coverage deductible	4,000		3,160,029
Net capital		$	95,312
Aggregate indebtedness:			
Total liabilities		$	239,335
Computation of basic net capital requirements:			
Minimum net capital required		$	50,000
Excess net capital		$	45,312
Ratio of aggregate indebtedness to net capital			2.51 to 1

There are no differences between this schedule and the Company's unaudited Form X-17A-5, Part 11A, filed on January 17, 2006 as of December 31, 2005.

See accompanying independent auditors' report.

Lisle Compton

Certified Public Accountants & Business Advisors

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
IBC Investments Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedule of IBC Investments Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Lisle Compton Cole & Almen LLP

2601 NW Expressway | Suite 200 W | Oklahoma City OK 73112 | Tel 405.842.7977 | Fax 405.842.7984 | www.okccpa.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, internal audit, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2006